Exhibit 21. – Subsidiaries.

Subsidiaries of China Grand Resorts, Inc.

The wholly owned subsidiaries of the Company are:

Sun New Media Transaction Service Ltd., a Hong Kong company, and its wholly owned subsidiary, China Focus Channel Development Co., Ltd., a PRC company.

Key Prosper Holdings Limited (“KPH”), a company incorporated in the British Virgin Islands.